UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

SEC FILE NUMBER 033-41752

CUSIP NUMBER 743312100

(Check one):	☐ Form 10-K ☒ Form 10-Q ☐ Form N-CSR	☐ Form 20-F ☐ Form 10-D	☐ Form 11-K ☐ Form N-SAR
For Period Ended: May 31, 2006
☐    Transition Report on Form 10-K
☐    Transition Report on Form 20-F
☐    Transition Report on Form 11-K
☐    Transition Report on Form 10-Q
☐    Transition Report on Form N-SAR
For the Transition Period Ended:
Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION
PART II — RULES 12B-25(b) AND (c)
PART III — NARRATIVE
PART IV — OTHER INFORMATION

PART I — REGISTRANT INFORMATION
Full Name of Registrant: Progress Software Corporation
Former Name if Applicable:
Address of Principal Executive Office (Street and Number): 14 Oak Park
City, State and Zip Code: Bedford, Massachusetts 01730
PART II — RULES 12B-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)   ☐
(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense; and

(b)	The subject annual report, semi annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)
On June 19, 2006, Progress Software Corporation announced that it is undertaking a voluntary review of its stock option practices. The review, being conducted by the Audit Committee of the Company’s board of directors working with the Company’s outside legal counsel, covers all option grants since the beginning of the Registrant’s 1996 fiscal year.
At this time, the Registrant has not concluded that any of its previously issued financial statements should no longer be relied upon. However, because the option review is not yet complete and its impact on the stock-based compensation charges and related tax matters in the Registrant’s financial statements for the three and six months ended May 31, 2006 and 2005 has not yet been determined, the Registrant is not in a position to complete the preparation of the financial statements required to be included in its Quarterly Report on Form 10-Q for the period ended May 31, 2006.
The Registrant expects to file the Form 10-Q for the period ended May 31, 2006 as soon as possible after the Audit Committee’s review is complete. This likely will not occur until after the fifth calendar day following the prescribed due date of the subject report.
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification.

Norman R. Robertson	(781)	280-4000

(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐
(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
Because the Registrant’s option review is not yet complete and its impact on the stock-based compensation charges and related tax matters in the Registrant’s financial statements for the three and six months ended May 31, 2006 and in the corresponding periods in 2005 have not yet been determined, the Registrant is not in a position to estimate whether any significant change in results of operations from the corresponding periods for the last fiscal year will be reflected by the earnings statements to be included in the subject report.
Progress Software Corporation
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: July 10, 2006	By:	/s/ Norman R. Robertson
		Name:	Norman R. Robertson
		Title:	Senior Vice President, Finance and Administration and Chief Financial Officer